Clean Energy Combustion Systems Inc.

7087 MacPherson Ave.
Burnaby, BC
Canada, V5J-4N4
phone: 1.877.688.2364
fax: 1.888.656.9877
email: info@clean-energy.com
website: http://www.clean-energy.com

CLEAN ENERGY APPOINTS A NEW PRESIDENT AND REDEPLOYS MANAGEMENTENTERS INTO AGREEMENT TO ACQUIRE
GASSIFICATION AND CRYOGENIC TECHNOLOGIES
UPON SATISFACTION OF DUE DILIGENCE

March 8, 2004 - Vancouver, BC, CANADA - Clean Energy Combustion Systems Inc. ("Clean Energy") (OTC BB: CGYB) announced that it has entered into a memorandum of agreement with ecoTech Waste Management Systems (1991) Inc., a privately held British Columbia corporation, to acquire its gassification technology for 7,076,300 unregistered common shares. The gassification technology will incorporate Clean Energy's pulse combustion technology as one of its components. Under the same memorandum, Clean Energy also reached agreement with Mr. C. Victor Hall, ecoTech's President and principal shareholder, to acquire his cryogenic technology for 500,000 unregistered common shares. Clean Energy's acquisition of these technologies is subject to its satisfactory completion of due diligence with respect to the technologies on or before March 17, 2004.

Background on Clean Energy and Pulse Combustion. Clean Energy is a development-stage U.S. public company based in Burnaby, British Columbia, Canada. The company has developed a unique high-efficiency valveless combustor technology that operates on the principles of cyclical pulse combustion, originally developed for aerospace propulsion. The company currently holds 6 patents in this area. This patented pulse combustion technology is superior to the standard, steady-state combustion technology currently used in the heat transfer industry in terms of both energy efficiency and consequential fuel cost savings as well as significantly reduced emission levels.

For further information visit Clean Energy's Website at http://www.clean-energy.com or contact:

Investor Relations
Clean Energy Combustion Systems Inc.
Attn: Richard Roy
Phone: 1.877.688.2364 (toll-free)
Email: shareinfo@clean-energy.com

Forward Looking Statements: Clean Energy's plans as described in this news release constitute "forward looking statements" within the meaning of the United States federal securities laws that involve risks and uncertainties. Actual results may vary substantially from expectations as a result of a variety of factors including, by way of example and not limitation, delays attributed to satisfying OTCBB and SEC requirements. Readers are urged to carefully review and consider the various disclosures made by Clean Energy in its various reports filed from time-to-time with the SEC that attempt to advise interested parties of the risks and uncertainties that may affect Clean Energy's business and an investment in its securities.